Item 77E - DWS Global Income Builder Fund (a series of DWS Market Trust)
On December 7, 2010, DWS Global Income
Builder Fund was named as a defendant in the First
Amended Complaint and Objection to Claims filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy Court for the District of Delaware in the lawsuit Tribune Company, et al., Debtors, Official Committee of Unsecured
Creditors v. JPMorgan Chase Bank, N.A. et al. (the
"Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO ("LBO Debt") and shares of the Tribune
Company held by shareholders were tendered for or were converted to a right to receive cash.
Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The
Lawsuit seeks to avoid the obligations on the LBO
Debt and to recover payments of principal and interest made by the Tribune Company on the LBO
Debt.  The Fund has received approximately
$24,151 in interest payments and $3,450 in principal payments from LBO Debt securities as of October 31, 2012. All proceedings on the Lawsuit were stayed pending a decision by the Bankruptcy
Court on which of two proposed plans of
reorganization would be confirmed. One of the plans proposed to settle the litigation, while the other plan proposed to proceed with the litigation.
The Bankruptcy Court has confirmed the plan of reorganization that provides for settlement of the litigation (the "Plan of Reorganization"). As of
October 31, 2012, the effective date of the Plan of Reorganization had not yet occurred.



 For internal use only
 For internal use only

 For internal use only